SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2 )


                     Kenetech Corporation
                        (Name of Issuer)

                  8.25% Convertible Preferred Stock
                 (Title of Class of Securities)

                           488878307
                         (CUSIP Number)

1.   Name of Reporting Person      Eaton Vance Management
                                   #04-3101341

2.   Check the appropriate
     Box if a Member of a Group    Group Disclaims

3.   SEC use only


4.   Citizenship or
     Place of Organization         Boston, Massachusetts

5.   Sole Voting Power             106,000 shares

6.   Shared Voting Power            49,900 shares

7.   Sole Dispositive Power        106,000 shares

8.   Shared Dispositive Power       49,900 shares

9.   Aggregate Amount
     Beneficially Owned by
     Each Reporting Person         155,900 shares

10.  Check Box if Aggregate
     Amount in Row 9 Excludes
     Certain Shares

11.  Percentage of Class
     Represented By Amount
     in Row 9                      3.46%

12.  Type of Reporting
     Person                        Investment Adviser (IA)



                          Amendment to Schedule 13G


Item 1(a)Name of Issuer:

   Kenetech Corporation

Item 1(b)Address of Issuer's Principal Executive Office:

   500 Sansome Street
   San Francisco, CA 94111

Item 2(a)Name of Person Filing:

   Eaton Vance Management

Item 2(b)Address of Principal Business Office of Person Filing:

   24 Federal Street, Boston, Massachusetts 02110

Item 2(c)Citizenship:

   Boston, Massachusetts

Item 2(d)Title of Class of Securities:

   8.25% Convertible Preferred Stock

Item 2(e)CUSIP Number

   488878307

Item 3  Eligibility to File Schedule 13G:

Eaton Vance Management is an investment adviser registered under
Section 203 of the Investment Adviser Act of 1940, and acts as investment adviser for a group of investment companies registered under Section 8 of the Investment Company Act of 1940 and a variety of private investment accounts.

Item 4  Ownership:

   (a)  As of January 31, 1995:

        1. Total Return Portfolio, a New York State Trust, beneficially owned 100,000 shares of the issuer's 8.25%
        Convertible Preferred Stock (or 2.22% of the 4,500,000 shares believed to be outstanding).

        2. Winslow Environmental Growth Fund beneficially owned
        5,000 shares of the issuer's 8.25% Convertible Preferred
        Stock (or 0.11% of the 4,500,000 shares believed to be outstanding).

        3. Winslow Environmental Balanced Fund beneficially owned
        1,000 shares of the issuer's 8.25% Convertible Preferred
        Stock (or 0.02% of the 4,500,000 shares believed to be outstanding).

        4. Various Private investment accounts, Pension and Profit sharing accounts beneficially owned 49,900 of the issuer's 8.25% Convertible Preferred Stock (or 1.11% of the
        4,500,000 shares believed to be outstanding).

        By virtue of new Rule 13d-3(a)(2) under the Securities Exchange Act of 1934, Eaton Vance Management, in its capacity as investment adviser may be deemed the "beneficial owner" of 258,900 shares of the issuer's 8.25% Convertible Preferred Stock (or 5.75% of the 4,500,000 shares believed to be outstanding), inasmuch as said investment adviser has investment power with respect to such shares.



   (b)  As of January 31, 1995:

        1. Total Return Portfolio, a New York State Trust, has the sole power to vote or to direct the vote of 100,000 shares of the issuer's 8.25% Convertible Preferred stock and the sole power to dispose, or direct the disposition of 100,000 shares of the issuer's 8.25% Convertible Preferred Stock, in its capacity as investment adviser.

        2. Winslow Environmental Growth Fund, has the sole power to vote or to direct the vote of 5,000 shares of the issuer's 8.25% Convertible Preferred stock and the sole power to dispose, or direct the disposition of 5,000 shares of the issuer's 8.25% Convertible Preferred Stock, in its capacity as investment adviser.

        3. Winslow Environmental Balanced Fund, has the sole power to vote or to direct the vote of 1,000 shares of the issuer's 8.25% Convertible Preferred stock and the sole power to dispose, or direct the disposition of 1,000 shares of the issuer's 8.25% Convertible Preferred Stock, in its capacity as investment adviser.

        4. Eaton Vance Management has the shared power to vote or to direct the vote of 49,900 shares of the issuer's 8.25% Convertible Preferred stock and the shared power to dispose, or direct the disposition of 49,900 shares of the issuer's 8.25% Convertible Preferred Stock, in its capacity as investment adviser.




Item 5  Ownership of Five Percent of Less of a Class:

This report is being filed to report the fact that as of January
31, 1995 Eaton Vance Management has ceased to be the beneficial owner of more than 5 percent of the 8.25% Convertible Preferred
Stock of Kenetech Corporation.

Item 6  Ownership of More than Five Percent on Behalf of Another
        Person:

   Not Applicable

Item 7  Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent
        Holding Company:

   Not Applicable

Item 8  Identification and Classification of Members of the Group:

   Not Applicable

Item 9  Notice of Dissolution of Group:

   Not applicable

Item 10   Certification:

     See below

This is Amendment No. 2 to Schedule 13G dated as of August 3, 1994 of Eaton Vance Management.

All disclaimers set forth in the previous filings are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, Eaton Vance Management certifies that the information set forth in this Amendment is true, complete and correct.

                                   EATON VANCE MANAGEMENT



February 23, 1995                   By: Douglas C. Miller
                                        Assistant Vice President